Exhibit 99.72

APPENDIX C TO NATIONAL INSTRUMENT 41-101

GENERAL PROSPECTUS REQUIREMENTS

NON-ISSUER FORM OF SUBMISSION TO

JURISDICTION AND APPOINTMENT OF

AGENT FOR SERVICE OF PROCESS

1. Name of issuer (the “Issuer”):

Mercer Park Brand Acquisition Corp. (to be renamed Glass House Brands Inc. in connection with its qualifying acquisition of GH Group, Inc.)

2. Jurisdiction of incorporation, or equivalent, of Issuer:

British Columbia

3. Address of principal place of business of Issuer:

590 Madison Avenue, 26th Floor, New York, New York, 10022, USA

4. Description of securities (the “Securities”):

Not applicable as the prospectus is a non-offering prospectus.

5. Date of the prospectus (the “Prospectus”) under which the Securities are offered:

May 6, 2021

6. Name of person filing this form (the “Filing Person”):

Charles Miles

7. Filing Person’s relationship to Issuer:

Director

8. Jurisdiction of incorporation, or equivalent, of Filing Person, if applicable, or jurisdiction of residence of Filing Person:

Brooklyn, New York, USA

9. Address of principal place of business of Filing Person:

Brooklyn, New York, USA

10. Name of agent for service of process (the “Agent”):

152928 Canada Inc.

11. Address for service of process of Agent in Canada:

5300 Commerce Court West, 199 Bay Street, Toronto, ON, Canada M5L 1B9

12.	The Filing Person designates and appoints the Agent at the address of the Agent stated above as its agent upon whom may be served any notice, pleading, subpoena, summons or other process in any action, investigation or administrative, criminal, quasi-criminal, penal or other proceeding (the “Proceeding”) arising out of, relating to or concerning the distribution of the Securities made or purported to be made under the Prospectus, and irrevocably waives any right to raise as a defence in any such Proceeding any alleged lack of jurisdiction to bring the Proceeding.

13.	The Filing Person irrevocably and unconditionally submits to the non-exclusive jurisdiction of:

(a)	the judicial, quasi-judicial and administrative tribunals of each of the provinces and territories of Canada in which the Securities are distributed under the Prospectus; and

(b)	any administrative proceeding in any such province or territory, in any Proceeding arising out of or related to or concerning the distribution of the Securities made or purported to be made under the Prospectus.

14.	Until six years after completion of the distribution of the Securities made under the Prospectus, the Filing Person shall file a new submission to jurisdiction and appointment of agent for service of process in this form at least 30 days before termination of this submission to jurisdiction and appointment of agent for service of process.

15.	Until six years after completion of the distribution of the Securities under the Prospectus, the Filing Person shall file an amended submission to jurisdiction and appointment of agent for service of process at least 30 days before a change in the name or address of the Agent.

16.	This submission to jurisdiction and appointment of agent for service of process shall be governed by and construed in accordance with the laws of British Columbia.

[signature pages follow]

Dated and signed: May 6, 2021

	By:	(signed) “Charles Miles”
Name: Charles Miles
Title: Director

AGENT

The undersigned accept the appointment as agent for service of process of Charles Miles under the terms and conditions of the appointment of agent for service of process stated above.

Dated: May 6, 2021

152928 Canada Inc.

	By:	(signed) “Amanda Linett”
Name: Amanda Linett
Title: Vice President